VIA EDGAR

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

January 16, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Funds (formerly, CNI Charter Funds) - File No. 333-191513 (the “Registrant”)

Ladies and Gentlemen:

On behalf of the of the Registrant, we are filing this letter to respond in writing to the Staff’s additional comment on the Registrant’s Form N-14 registration statement, filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2013 and amended by Pre-Effective Amendments Nos. 1 and 2 filed with the Commission on October 31, 2013 and November 12, 2013, respectively, with respect to the proposed reorganization of the City National Rochdale Alternative Total Return Fund LLC (the “Target Fund”) into the City National Rochdale Fixed Income Opportunities Fund, a series of the Registrant (the “Acquiring Fund”).  The Staff’s additional comment was conveyed to us as representatives of the Registrant by telephone on December 23, 2013.  The Staff’s comment and the Registrant’s response thereto are included below.

The Staff asked whether the expected redemption of the Acquiring Fund shares received in the reorganization by the Rochdale Alternative Total Return Offshore Fund, LP (the “Offshore Fund”), which operates as a feeder fund and invests substantially all of its assets in the Target Fund in reliance on Section 12(d)(1)(E) of the Investment Company Act of the 1940, as amended (the “1940 Act”), would be prohibited by Section 17(d) of the 1940 Act and require an order from the Commission under Rule 17d-1 under the 1940 Act to effectuate the redemption.

Background Information

The Board of Managers of the Target Fund (the “Target Fund Board”) and the Board of Trustees of the Registrant (the “Acquiring Fund Board”) are comprised of the same members (the Target Fund Board and the Acquiring Fund Board, together, the “Board”).  The Board members are experienced professionals who understand that they are fiduciaries for the Target and Acquiring Funds’ shareholders and are charged with the protection and advancement of the best interests of each fund’s shareholders.  The Board is highly independent, with 75% of the Board consisting of Board members who are not “interested persons” of the Target Fund or the Acquiring Fund (the “Independent Board members”), as such term is defined in Section 2(a)(19) of the 1940 Act.  The Chairman of the Board is an Independent Board member who is an experienced securities lawyer, and the Independent Board members were advised by Dechert LLP, highly experienced separate independent legal counsel, throughout the Board’s consideration of the proposed reorganization.

City National Rochdale, LLC (the “Adviser”) serves as investment adviser to the Target Fund, the Acquiring Fund and the Offshore Fund.  The Offshore Fund is a limited partnership formed under the laws of the British Virgin Islands.  Rochdale Offshore Partners III, Ltd. (the “General Partner”), a British Virgin Islands business company, acts as general partner and is responsible for the day-to-day management and control of the Offshore Fund.  The General Partner is wholly-owned and controlled by the Adviser.  The General Partner has no economic interest in the Offshore Fund.  All of the investors in the Offshore Fund are non-U.S. persons.  Notably, neither the Adviser nor any of its affiliates are investors in the Offshore Fund.   The Offshore Fund bears a pro rata portion of the operating expenses of the Target Fund.  No direct management fees are paid, and no direct performance allocations are made, by the Offshore Fund to the Adviser.  Rather, the Adviser receives a management fee and is entitled to receive a performance allocation from the Target Fund, and the Offshore Fund bears a pro rata portion of these fees and allocations.

As of December 31, 2013, the Offshore Fund held 29.97% of the outstanding shares of the Target Fund.  The Offshore Fund will pass through the proxies and seek voting instructions from its investors with regard to the proposed reorganization.  If any Offshore Fund investors do not vote their shares, the Offshore Fund will vote such shares in the same proportion as those shares for which voting instructions are received (i.e., “echo vote” or “mirror vote”).

As indicated in the Form N-14 registration statement, the proposed reorganization of the Target Fund was proposed by the Adviser primarily because it had concluded that exposure to life settlement investments should be offered to investors through a multi-strategy portfolio offering daily liquidity rather than through a separate pooled investment vehicle dedicated to illiquid life settlement investments.  The reorganization also presents an economical way for the Acquiring Fund to gain exposure to the life settlement asset class, which provides attractive returns, offers low volatility and low correlation with the U.S. equity markets and would serve to further diversify the Acquiring Fund’s holdings, without incurring the high transaction costs of purchasing the life insurance policies in the open market.  Notably, and as reflected in the Form N-14 registration statement, the Acquiring Fund Board also approved a change to the Acquiring Fund’s investment strategies to permit the Acquiring Fund to invest up to 15% of its net assets in life insurance policies and interests related thereto through life settlement transactions, either directly or through a wholly-owned subsidiary of the Acquiring Fund organized under the laws of Ireland, and the Acquiring Fund has already begun to make such investments.

In making this proposal, the Adviser was aware that the Offshore Fund seeks targeted exposure to the life settlement asset class and that, if the reorganization was approved by Target Fund shareholders, holding shares of the Acquiring Fund (a fund with a broad fixed income mandate) would not be consistent with the Offshore Fund’s investment strategy and would require liquidation of the Offshore Fund and redemption by the Offshore Fund of its interests in the Acquiring Fund.  The Adviser nonetheless recommended the proposed reorganization to the Board based on the belief that the reorganization, which would result in Target Fund shareholders becoming shareholders of a much larger ($752.4 million as of July 31, 2013) mutual fund offering daily liquidity and paying a lower investment advisory fee (0.50% rather than 1.75% plus a performance allocation) and lower total expenses (1.10% rather than 2.40% based on expenses of the Target Fund and combined Acquiring Fund as of July 31, 2013), was in the best interests of Target Fund shareholders as a whole.  The Adviser has confirmed that the purpose of the proposed reorganization was not related to any desire of the investors in the Offshore Fund to redeem their interests in the Offshore Fund, or to any desire of the Adviser to provide immediate liquidity to the investors in the Offshore Fund.

Board Consideration of the Proposed Reorganization

The Board thoroughly considered the proposed reorganization over the course of three Board meetings.  The Independent Board members also discussed the proposed reorganization in private sessions with their independent legal counsel at which no representatives of the Adviser were present.  The Board received presentations and written materials on the proposed reorganization, including a memorandum from the Adviser on the proposed reorganization, a fact sheet that compared the salient features of the Target Fund and Acquiring Fund, as well as certain tax information and “pro forma” information that assumed the completion of the reorganization, and a draft of the Form N-14 registration statement.  The Independent Board members, through their independent legal counsel, also requested and received additional information from the Adviser in connection with their consideration of the proposed reorganization.  In addition, the Independent Board members received a memorandum from their independent legal counsel outlining their legal duties with respect to reorganizations of affiliated funds.

As required by Rule 17a-8 under the 1940 Act, the Board, including the Independent Board members, determined that participation in the reorganization is in the best interests of the Target Fund and the Acquiring Fund and found that the interests of existing Target Fund and Acquiring Fund shareholders would not be diluted as a result of the reorganization.  The Board members requested and evaluated such information as they deemed reasonably necessary to make these determinations and considered and gave appropriate weight to all factors they deemed appropriate in making their findings under the rule.  To assist the Board in making the non-dilution finding, the Adviser worked closely with KPMG LLP, the Acquiring Fund’s auditor, to make a number of enhancements to the fair valuation methodology and procedures used by the Target Fund and to be used by the Acquiring Fund to price life insurance policies.  The Board approved the enhanced fair value methodology and procedures.  The Board also retained a third party valuation expert to review the fair valuation methodology and calculations and to prepare a report for the Board.

In considering the proposed reorganization, the Board was informed in the memorandum from the Adviser referenced above that the Offshore Fund invests substantially all its assets in the Target Fund and was expected to redeem the Acquiring Fund shares it would receive in the reorganization if the reorganization was completed, and that the Offshore Fund would liquidate soon thereafter.

Section 17(d) and Rule 17d-1

The Registrant believes that the expected redemption by the Offshore Fund would not be prohibited by Section 17(d) of the 1940 Act.

Section 17(d) generally prohibits an affiliated person or second-tier affiliate of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.  Rule 17d-1 under the 1940 Act generally prohibits participation in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.  Rule 17d-1(c) defines “joint enterprise or other joint arrangement or profit-sharing plan,” in relevant part, as “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.”

In general, Section 17(d) and Rule 17d-1 are intended to protect investment companies from participating in transactions with affiliated persons on inequitable terms and to prevent affiliated persons from exerting undue influence over investment companies by causing them to engage in transactions that confer disparate benefits on such persons.  See Alliance Capital Management, L.P., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 77,344 (April 25, 1997)); In the Matter of Sequoia Partners, L.P., Investment Company Act Release No. 20644 (Oct. 20, 1994), 57 SEC Docket 2251.  Some element of combination or profit motive generally must be present for Section 17(d) and Rule 17d-1 to apply.  See SMC Capital, Inc., Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (Sep 5, 1995) (citing In re Steadman Security Corp., [1974-75 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,038 at 84.848 (Dec. 20, 1974) and SEC v. Talley Indust., Inc., 399 F.2d 396, 403 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969)).

As their investment adviser, the Adviser is an affiliated person of the Target Fund and the Acquiring Fund under Section 2(a)(3)(E) of the 1940.  Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.” The Staff has taken the position that, where two investment companies share a common investment adviser, such companies may be considered to be under common control and, therefore, first-tier affiliates of each other.  See In the Matter of Steadman Security Corp., Fed. Sec. L. Rep.[1977-1978 Transfer Binder] (CCH) Par. 81,243, aff’d in part and vacated and remanded on other grounds sub nom. Steadman v. SEC, 603 F.2d 1126 (5th Cir. 1979), aff’d on other grounds, 450 U.S. 91 (1981); In the Matter of Investors Portfolio Management, Inc., 46 SEC Docket 1062 (June 26, 1990).  In accordance with the Staff’s position, as the Adviser serves as investment adviser to the Target Fund, the Acquiring Fund and the Offshore Fund, these funds may be considered to be first-tier affiliates of each other to the extent they are deemed to be under the common control of the Adviser.

The Registrant believes that the proposed reorganization, followed by the redemption by and liquidation of the Offshore Fund, does not present the attributes of a “joint enterprise” with which Section 17(d) and Rule 17d-1 are concerned.  While the Registrant is not aware of any SEC guidance directly on point, the Registrant believes that it is useful to look to guidance issued in the area of trade allocation and aggregation as analogous.  There, the Commission views a joint enterprise or transaction to occur when an adviser inappropriately allocates trades between an investment company and an affiliate of the adviser.  See In re Kempner Fin. Servs., Inc., Inv. Co. Rel. No. 19804 (Oct. 20, 1993).  However, the Staff has stated that the mere aggregation of orders for advisory clients, including a registered investment company, would not violate Section 17(d) or Rule 17d-1 if the investment company participates on terms no less advantageous than those of any other participant.  See SMC Capital; Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (Jun. 7, 2000).  Here, all Target Fund shareholders, including the Offshore Fund, will participate in the reorganization on the same terms and all Target Fund shareholders will obtain the benefits of daily liquidity and investment diversification.

The Staff has also noted that a conflict of interest may arise, and Section 17(d) and Rule 17d-1 concerns may be raised, if an affiliated person has both a material pecuniary incentive and the ability to cause the investment company to participate with it in an aggregated transaction. See Massachusetts Mutual.  Similarly, the Commission has stated that Section 17(a) is intended to primarily to proscribe “a purchase or sale transaction when a party to the transaction has both the ability and the pecuniary incentive to influence of the actions of the investment company.”  See Rel. No. IC-10886 (Oct. 2, 1979), citing Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess., at 256–259 (1940).  In present case, while the Adviser recommended the reorganization, the Adviser has no ability to unilaterally cause either the Target Fund or the Acquiring Fund to participate in the transaction.  The reorganization required the approval of the Board, an independent Board fully apprised of the expected Offshore Fund redemption, and still remains subject to the approval of Target Fund shareholders.  In addition, as discussed above, the Board, after thoroughly considered the proposed reorganization over the course of three Board meetings, made the requisite findings under Rule 17a-8, findings which the Commission has described as “critical determinations boards must carefully consider, particularly when the merger involves significant conflicts of interest.” Rel. No. IC-25666 (July 18, 2002).  Further, the anticipated redemption and liquidation by the Offshore Fund is expected to have a negative financial impact on the Adviser as the Adviser expects to lose a portion of the assets under management from the current Offshore Fund investors.

The Offshore Fund also has no ability to cause the Target Fund or the Destination Fund to participate in the reorganization.  In addition to the required Board approval of the reorganization, Target Fund shareholders must also approve the reorganization.  Approval of the reorganization requires the affirmative vote of more than 50% of all shares of the Target Fund.  The Offshore Fund, the holder of less than 30% of the Target Fund’s shares, cannot alone dictate whether the proposed reorganization is approved.  Also, as noted above, the Offshore Fund will pass through the proxies and seek voting instructions from its investors, some or all of whom may elect to vote against the proposed reorganization as the completion of the reorganization would result in them losing their current dedicated exposure to the life settlements.

Furthermore, the Registrant believes the underlying objective of Section 17(d) and Rule 17d-1 to protect investment companies from participating in transactions with affiliated persons on inequitable terms is satisfied in the current context.  In the proposed reorganization, Target Fund shareholders will become shareholders of the Acquiring Fund, a diversified mutual fund offering daily liquidity.  Today, Target Fund shareholders have no redemption rights, and the Target Fund, a closed-end fund that is not exchange-listed, has no current plans to conduct any tender offers to repurchase its shares from shareholders. The reorganization would provide daily liquidity for all Target Fund shareholders, including, but importantly not limited to, the Offshore Fund. The Offshore Fund has been granted no special redemption rights or privileges and will be treated like all other Target Fund shareholders. Assuming the reorganization is completed, all former Target Fund shareholders will able to redeem their Acquiring Fund shares on a daily basis at net asset value. The Registrant believes that the facts demonstrate that the Offshore Fund is not being favored over other Target Fund or Acquired Fund shareholders.

In summary, the reasons for the reorganization of the Target Fund relate to the overall interests of its shareholders as a whole and are not in any real sense a joint arrangement with the subsequent liquidation of the Offshore Fund, whose narrower interests likely would not favor the reorganization.  Furthermore, these two matters could not be accomplished by the Adviser acting alone, but require the approval of an independent Board and vote of independent shareholders. Under the circumstances, the fact that the Offshore Fund intends to liquidate and exercise its redemption rights following the reorganization for reasons related solely to the interests of its own investors, in accordance with procedures available to all Acquiring Fund shareholders, should not viewed as a joint transaction prohibited by Section 17(d) and Rule 17d-1.

***************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments regarding the proposed reorganization, please contact me at (617) 951-8567.  Thank you for your assistance with respect to this matter.

Sincerely,

/s/ Paul B. Raymond

Paul B. Raymond
Bingham McCutchen LLP

cc:	Michael Glazer Bingham McCutchen LLP

6